UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): January 13, 2026

Old Glory Holding Company

(Exact name of registrant as specified in its charter)

Delaware	87-3523038
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3401 NW 63rd St. Suite 600

Oklahoma City, OK 73116

(Mailing Address of principal executive offices)

888-446-5345

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Class B Common Stock, par value $0.0001	N/A	N/A

Item 1. Fundamental Change

On January 13, 2026, Old Glory Holding Company, a Delaware corporation (the “Company”), and Digital Asset Acquisition Corp., a Cayman Islands exempted company (“DAAQ”), entered into a Business Combination Agreement (the “Business Combination Agreement”).

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the boards of directors of each of DAAQ and Old Glory Bank.

The Business Combination and the Domestication

The Business Combination Agreement provides that, among other things: (i) DAAQ will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Texas (the “Domestication”) and, in connection therewith, will change its name to “OGB Financial Company” (“Pubco”), and (ii) the Company will merge with and into Pubco, with Pubco continuing as the surviving company (the “Merger”). The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to collectively as the “Business Combination.”

Merger Consideration

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”):

(i) each outstanding share of Class A common stock of the Company (each, an “Old Glory Bank Class A Share”) will be canceled and exchanged for a number of shares of Pubco Common Stock equal to (A) the sum of (x) the Class A Liquidation Value to which such Old Glory Bank Class A Share is entitled pursuant to the Certificate of Incorporation of the Company, plus (y) the product of (i) the number of shares of Class B common stock of the Company into which such Old Glory Bank Class A Share is convertible pursuant to the Certificate of Incorporation of Old Glory Bank, multiplied by (ii) the Per Share Participating Equity Value (as defined below), divided by (B) $10.00;

(ii) each outstanding share of Class B common stock of the Company (each, an “Old Glory Bank Class B Share” and, together with the Old Glory Bank Class A Shares, the “Old Glory Bank Shares”) will be canceled and exchanged for a number of shares of Pubco Common Stock equal to (A) (x) $250.0 million, adjusted for indebtedness and unrestricted cash as of the Closing, less the aggregate Class A Liquidation Value of all Old Glory Bank Class A Shares, divided by (y) the aggregate number of Old Glory Bank Shares issued and outstanding on an as-converted, fully-diluted basis as of immediately prior to the Effective Time (the “Per Share Participating Equity Value”), divided by (B) $10.00 (the “Per Class B Share Stock Consideration”);

(iii) all equity awards of Old Glory Bank (“Old Glory Bank Equity Awards”) issued and outstanding as of immediately prior to the Effective Time will become fully vested, and will be exchanged for an equity award to be settled in a number of Pubco Shares equal to the Applicable Post-Closing Award Number, with an exercise price equal to the Applicable Post-Closing Award Price (each as defined in the Business Combination Agreement); and

(iv) each holder of any warrant that is not an Old Glory Bank Equity Award and is not otherwise exchanged or exercised as of the Effective Time will have the right to exchange such warrant for a warrant to purchase a number of Pubco Shares equal to the Applicable Post-Closing Coverage Warrant Number, with an exercise price equal to the Applicable Post-Closing Coverage Warrant Price (each as defined in the Business Combination Agreement).

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations and warranties by the parties thereto, as more particularly set forth in the Business Combination Agreement. The Business Combination Agreement also contains customary pre-Closing covenants of the parties, including the obligation of DAAQ and the Company and their respective subsidiaries to conduct their businesses in the ordinary course and to refrain from taking certain specified actions, subject to certain exceptions, without the prior written consent of certain counterparties to the Business Combination Agreement. In addition, DAAQ and the Company agreed to use commercially reasonable efforts to complete a private placement in public equity (“PIPE”) financing prior to the Closing and to obtain all Bank Regulatory Approvals (as defined in the Business Combination Agreement) necessary to consummate the Business Combination.

In addition, DAAQ agreed to take all necessary action such that, effective immediately after the Effective Time, the board of directors of Pubco (the “Pubco Board”) will consist of seven directors divided into three classes, of which two directors are to be designated by DAAQ Sponsor LLC (the “Sponsor”), each of whom will be appointed to the class of directors to be elected at the third annual meeting of Pubco stockholders after the Closing. The remaining five directors on the Pubco Board will be designated by the Company.

The Company also agreed to, and agreed to cause its subsidiaries to, (i) conduct its business in the ordinary course consistent with safe and sound banking practices, (ii) maintain all required banking permits, (iii) maintain capital ratios sufficient to remain “adequately capitalized” under applicable law, (iv) maintain its bank regulatory ratings consistent with its most recent regulatory examination and to comply with the FDIC-approved strategic plan governing its Community Reinvestment Act obligations (the “CRA Strategic Plan”) and (v) maintain its policies and procedures and ensure compliance with applicable laws, including policies relating to the Bank Secrecy Act of 1970 (“BSA”), anti-money laundering (“AML”), sanctions and consumer compliance and fair lending requirements. In addition, the Company agreed to use commercially reasonable efforts to provide DAAQ with (i) its audited financial statements for the year ended December 31, 2024 (the “2024 Audited Financials”) no later than January 31, 2026, (ii) its audited financial statements for the year ended December 31, 2025 (the “2025 Audited Financials”) no later than February 28, 2026, and (iii) any other audited or unaudited financial statements as required by applicable law to be included in the Registration Statement (as defined below).

Conditions to the Parties’ Obligations to Consummate the Business Combination

The obligation of DAAQ and the Company to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the receipt of all required Bank Regulatory Approvals, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the Registration Statement being declared effective under the Securities Act of 1933, as amended (the “Securities Act”), (iv) the approval of DAAQ’s shareholders, (v) the approval of the Company’s shareholders, (vi) the amount of cash available in DAAQ’s trust account and actually received by DAAQ or the Company from a PIPE or other financing being equal to or greater than $50,000,000 (the “Minimum Closing Cash Condition”), (vii) the Registration Rights Agreement (as defined below) being entered into, (viii) receipt of approval from the Nasdaq Stock Market LLC (“Nasdaq”) of Pubco’s initial listing application in connection with the Business Combination, (ix) no law, order or other legal restraint being issued by any governmental entity enjoining or prohibiting the closing of the Business Combination, (x) neither the Company nor its wholly-owed subsidiary, the Company, an Oklahoma state-chartered bank (the “Bank”), becoming subject to any formal enforcement action by any Banking Regulator (as defined in the Business Combination Agreement) that was not in place as of the date of the execution of the Business Combination Agreement, (xi) there being no deterioration of the bank regulatory ratings from the most recent regulatory examination, (xii) continued material compliance with the CRA Strategic Plan, and (xiii) neither the Company nor the Bank shall have experienced a material adverse development with respect to BSA, AML or sanctions compliance, in each case, as evidenced by written notice from a banking regulator.

In addition, (i) the obligation of the Company to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, the accuracy of the representations and warranties of DAAQ, subject to certain materiality thresholds, and (ii) the obligation of DAAQ to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to (A) the accuracy of the representations and warranties of the Company, subject to certain materiality thresholds, and (B) there having not occurred a Company Material Adverse Effect (as defined in the Business Combination Agreement).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of DAAQ and the Company, (ii) by DAAQ if the Company breaches any of its representations and warranties or if the Company fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to Closing would not be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by the Company if DAAQ breaches any of its representations and warranties or DAAQ fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to Closing would not be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either DAAQ or the Company if the Business Combination is not consummated by May 31, 2026 (the “Termination Date”), (v) by either DAAQ or the Company if DAAQ shareholders do not provide certain required approvals at the shareholder meeting held for such purpose, (vi) by DAAQ if the Company’s shareholders do not deliver to DAAQ a written consent approving the Business Combination (the “OGB Shareholder Consent”) within ten days of the Registration Statement being declared effective under the Securities Act, and (vii) by DAAQ, if (A) the 2024 Audited Financials have not been delivered by the Company by January 31, 2026, or (B) the 2025 Audited Financials have not been delivered by the Company by February 28, 2026.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except (i) in the case of intentional and willful breach prior to the termination of the Business Combination Agreement and (ii) if the Business Combination Agreement is terminated because the Business Combination has not closed by the Termination Date, as a result of the failure to receive the required Bank Regulatory Approvals but the Minimum Cash Condition would otherwise have been satisfied, then the Company will issue $10.0 million of the Company Class A Shares to DAAQ within 10 business days of such termination.

-End-

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Old Glory Holding Company

By:	/s/ Michael P. Ring
Name:	Michael P. Ring
Title:	Chief Executive Officer
Date:	August 27, 2026